Exhibit 99.1

MEDIA RELEASE

July 10, 2025

Algoma Steel Announces First Arc and First Steel Production from its New Electric Arc Furnace Unit One

SAULT STE. MARIE, Ontario, July 10, 2025 – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has achieved its first steel production at Unit One of its new, state-of-the-art electric arc furnace (“EAF”) project. The milestone follows over ten days of successful electric arc testing and tuning, including individual and tandem tests of all nine Q-One transformer modules.

The first arc and steel production marks a pivotal milestone in Algoma’s transformation and positions the Company to better meet the evolving needs of its customers through the production of green steel – with the potential to reduce carbon emissions by up to 70 percent.

Michael Garcia, President and CEO of Algoma, commented, “We are proud to have reached this critical milestone in what is the largest industrial decarbonization project in Canada. This moment reflects years of careful planning, disciplined execution, and extraordinary effort since we broke ground in November 2021. Bringing the first EAF online during a period of trade uncertainty underscores our determination to innovate and lead, opening new opportunities as we begin to realize the full potential of EAF steel production.”

Introducing Volta™

All steel produced through our EAFs will carry the Volta name – delivering the same performance our customers rely on, with dramatically lower emissions. Powered by Ontario’s clean electricity grid, Volta is expected to reduce our carbon footprint by up to 70 percent and help fuel the growth of the low-carbon economy. The name Volta pays tribute to Alessandro Volta, who first harnessed electricity in 1800.

Build a better future. Build with Volta.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc furnace (EAF) steelmaking, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, potential to reduce carbon emissions, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products, including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today, Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Phone: 705.945.3300

E-mail: IR@www.algoma.com